

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Michael Zacharski
Chief Executive Officer
Brand Engagement Network Inc
145 E. Snow King Ave
PO Box 1045
Jackson, WY 83001

> **Re: Brand Engagement Network Inc**
> **Registration Statement on Form S-1**
> **Filed April 12, 2024**
> **File No. 333-278673**

Dear Michael Zacharski:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Risk Factors
Future resales of our Common Stock..., page 33

2.   Please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

3.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the four largest selling stockholders, beneficial owners of over 70% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Selling Security Holders, page 92

5.   Please revise to disclose that J.V.B. Financial Group, LLC is a broker-dealer. If J.V.B. Financial Group, LLC acquired its shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, it should be named as an underwriter.

General

6.   Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Matthew L. Fry